UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            WIRELESS SYNERGIES, INC.
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.001 PER SHARE.
                         (Title of Class of Securities)

                                    96753X103
                                 (CUSIP Number)

                                 MICHAEL BLAKEY
                          C/O WIRELESS SYNERGIES, INC.
                               21700 OXNARD STREET
                                   SUITE 1030
                            WOODLAND HILLS, CA 91367
                                 (818) 593-2225

            (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               With a copy to:

                             STEPHEN A. WEISS, ESQ.
                             RICHARD M. ROSIER, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                 MARCH 29, 2002
           (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 96753X103
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MICHAEL BLAKEY
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b) X*
--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

            SC
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED KINGDOM
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER

                                        3,643,574
         NUMBER OF          ----------------------------------------------------
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                       0
      EACH REPORTING        ----------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        3,643,574
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,643,574
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.5%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


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

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Wireless Synergies, Inc., a Nevada corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 21700 Oxnard Street, Suite 1030, Woodland Hills, CA, 91367.

ITEM 2. IDENTITY AND BACKGROUND.

(a)  This Statement is being filed by Michael Blakey.

(b) The business address of Michael Blakey is c/o Wireless Synergies, Inc., 21700 Oxnard Street, Suite 1030, Woodland Hills, CA, 91367.

(c) Michael Blakey is the President and a Director of the Company.

(d) During the last five years, Michael Blakey has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Michael Blakey was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  Michael Blakey is a citizen of the United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 13, 2002, the Company, 2K Sounds Merger Co., Inc. ("Merger Sub"), a wholly owned subsidiary of the Company, and 2KSounds, Inc. ("2KSounds") entered into an Amended and Restated Agreement and Plan of Merger (the "Agreement"), as amended by that certain letter agreement dated March 21, 2002 (the "Letter", the Agreement and the Letter collectively, the "Merger Agreement"), whereby on March 29, 2002 (the "Closing Date"), Merger Sub was merged with and into 2KSounds, with 2KSounds as the surviving corporation. As a result, 2KSounds became a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, at closing, the Company issued 14,197,279 shares of Common Stock to the Stockholders of 2KSounds, and reserved 1,302,721 shares of Common Stock to be issued upon the exercise of options and warrants granted to former optionholders and warrantholders of 2KSounds. As a result, as of the Closing Date (after giving effect to the merger), the Company had 18,697,279 shares of Common Stock outstanding (not including the 1,302,721 shares of Common Stock reserved for issuance upon the exercise of outstanding options and warrants). Of the 14,197,279 shares of Common Stock issued at the closing, Michael Blakey received 3,642,803 shares of Common Stock in exchange for the 8,503,000 shares of Common Stock he owned in 2KSounds. In addition, at closing Mr. Blakey received warrants to purchase 771 shares of Common Stock of the Company in exchange for the warrants he owned in 2KSounds.

ITEM 4. PURPOSE OF TRANSACTION.

The 3,642,803 shares of Common Stock and warrants representing 771 shares of Common Stock acquired by Michael Blakey in connection with the closing of the transactions contemplated by the Merger Agreement were acquired for investment purposes. Except in the ordinary course of business and except as otherwise described in the


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


following paragraph, Michael Blakey has not formulated any plans or proposals which would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Michael Blakey in his capacity as a member of the Board of Directors of the Company, voted to adopt a plan to amend the Company's charter to change the name of the Company to 2KSounds Corporation and to increase the authorized shares of capital stock of the Company to facilitate a 20 for 1 forward stock split of the Company's outstanding shares of Common Stock. The charter amendments adopted by the Board of Directors are subject to the approval of the Company's stockholders. Michael Blakey intends to vote his shares of Common Stock in favor of these proposed charter amendments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 18,697,279 shares of Common Stock outstanding as of April 11, 2002. Michael Blakey is the beneficial owner of 3,643,574 shares of Common Stock, which represents approximately 19.5% of the outstanding shares of the Company's Common Stock.

(b) Michael Blakey has the sole power to direct the vote of the 3,643,574 shares of Common Stock beneficially owned by him and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by Michael Blakey.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 13, 2002, Michael Blakey, along with Michael Nixon, John Guidon and Bruce Gladstone (the "Stockholders") entered into a Stockholders Agreement with 2KSounds and the Company, (the "Stockholders Agreement"), providing among other things, that, for so long as each Stockholder shall own beneficially at least two (2%) percent of the fully diluted capital stock of the Company, each Stockholder shall take all actions as may be necessary or appropriate within their power, including voting all shares of Common Stock owned, to cause the Board of Directors of the Company to consist (i) solely and entirely of the Stockholders or their respective designees, and (ii) such other person as an independent director who shall be acceptable to a majority of the Stockholders.

The Stockholders Agreement also restricts the transfer of the Common Stock owned by the Stockholders and provides for "Tag-Along" and "Drag-Along" Rights. Pursuant to such "Tag Along" Right, any Stockholder proposing to transfer his shares of Common Stock shall refrain from making such transfer unless, prior to the consummation thereof, the other Stockholders have been afforded the opportunity to join in such sale on a pro rata basis, pursuant to the provisions of the Stockholders Agreement. Pursuant to the "Drag-Along" Right, if one or more Stockholders proposes to transfer to a non-affiliated third person all of their shares of Common Stock at any time when: (i) such selling Stockholders own at least 35% of the fully diluted Common Stock; and (ii) the total number of shares proposed to be sold represents at least 50% of the fully diluted
Common Stock, then such selling Stockholders shall have the right to require the other Stockholders to sell all their shares of Common Stock to such non-affiliated third person on the same terms and for the same consideration per share as is being paid to the selling Stockholders.

The Stockholders Agreement terminates upon the earlier to occur of December 31, 2004 or the occurrence of a fundamental event, which is described as (i) the sale or issuance by the Company of shares of Common Stock in any one or more transactions to any person such that the Common Stock owned by such person subsequent to such sale of issuance equals more than 50% of the issued and outstanding Common Stock; (ii) the sale of all or substantially all the assets of the Company and 2KSounds to any unaffiliated third person; and (iii) the merger, consolidation or combination of the Company with or into any unaffiliated third person, in each instance, where the composition of a majority of the members of the Board of the surviving corporation or other entity shall no longer be the Stockholders or otherwise under the direct influence and control of the Stockholders.

The foregoing description of the Stockholders Agreement is qualified in its entirety by the full text of the Stockholders Agreement, which is attached to this Schedule 13D as Exhibit 3 and incorporated herein by reference.

Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Michael Blakey and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1: Amended and Restated Agreement and Plan of Merger, dated March 13, 2002.

      Exhibit 2: Letter Agreement dated March 21, 2002, to the Amended and Restated Agreement and Plan of Merger, dated March 13, 2002.

      Exhibit 3: Stockholders Agreement, dated as of March 13, 2002, by and among 2KSounds, the Company, J. Michael Nixon, Michael Blakey, John Guidon and Bruce Gladstone.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2002



/s/ Michael Blakey
-----------------------
Michael Blakey


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


                                  EXHIBIT INDEX

Exhibit 1: Amended and Restated Agreement and Plan of Merger, dated March 13, 2002.

Exhibit 2: Letter Agreement dated March 21, 2002, to the Amended and Restated Agreement and Plan of Merger, dated March 13, 2002.

Exhibit 3: Stockholders Agreement, dated as of March 13, 2002, by and among 2KSounds, the Company, J. Michael Nixon, Michael Blakey, John Guidon and Bruce Gladstone.



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